[LETTERHEAD OF ALLIANCE LAUNDRY]

January 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-4631

Attention: Ms. Jenn Do

RE:	Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC

Form 10-K for the fiscal year ended December 31, 2008

Filed March 10, 2009

Forms 10-Q for the periods ended March 31, 2009, and June 30, 2009

File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Ms. Do:

This letter is in response to your December 8, 2009 letter to the undersigned providing comments from the Securities and Exchange Commission from its review of the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), the Form 10-Q for the quarter ended March 31, 2009 (the “March 31, 2009 Form 10-Q”) and the Form 10-Q for the quarter ended June 30, 2009 (together with the March 31, 2009 Form 10-Q, the “Forms 10-Q”) for each of Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC (together, the “Company”, “Alliance”, “we”, or “us”). As you will note from the responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.

Ms. Jenn Do	2	January 15, 2010

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis, page 31

STAFF COMMENT:

1.	As shown in Schedule II on page 109, you reduced your notes receivable reserve by $660,000 in 2008. Please tell us and ensure future filings disclose the reasons for this material change in management’s estimate.

COMPANY RESPONSE:

The $660,000 reduction represents the write-off of notes receivable that management deemed uncollectible in the normal course of business. In accordance with Rule 12-09 of Regulation S-X, the Company will include a footnote to the schedule clarifying the nature of reductions to the reserve in future periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Form 10-Q for the period ended March 31, 2009

Results of Operations, page 26

STAFF COMMENT:

2.	We note you have not discussed the underlying factors contributing to the increase in revenues for the Asia segment, and do not discuss the gross profit for this segment at all. We note the same situation in each of the Forms 10-Q for the periods ended June 30, 2009, and September 30, 2009. Please revise future filings to do so. Refer to Item 303(a)(3) of Regulation S-K.

COMPANY RESPONSE:

The Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Exchange Act filings to discuss changes in revenues and gross profit to the Asia segment, consistent with the guidelines of Item 303(a)(3) of Regulation S-K, in accordance with the Staff’s comment.

Ms. Jenn Do	3	January 15, 2010

Form 10-Q for the period ended June 30, 2009

Liquidity and Capital Resources, page 26

STAFF COMMENT:

3.	You have provided important disclosure relating to recent changes in your Asset Backed Facility in Notes 4, 6, and 16, in the discussion of results of operations, and in the discussion of liquidity and capital resources. These recent changes include the new asset backed lending facility, the related increase in retained beneficial interest of $20.8 million, the related $13.6 million mark-to-market adjustment, and your conclusion the trust will no longer qualify as a QSPE. Investors would benefit from a separate, clear and comprehensive discussion of these recent events in MD&A. Please provide this in your upcoming Form 10-K. The disclosure should include an expanded discussion of how the changes in advance funding rates and other provisions of the new facility increased the amount of retained beneficial interest. Also, provide a detailed analysis of the assumptions underlying your estimate of the fair value of securitized retained interests and explain precisely how the renegotiation of the facility resulted in an unfavorable $13.6 million mark-to-market adjustment. Finally, provide an expanded discussion of the impact of new accounting guidance on your determination of whether the trust should be consolidated. Explain and quantify the impact on your financial statements. Describe any changes being considered by management or new plans relating to the financing program. Discuss the expected impact of each of these events on your future operations. Please provide us with an example of the intended disclosure.

COMPANY RESPONSE:

The Company intends to include the disclosure set forth below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in its Annual Report on Form 10-K for the year ended December 31, 2009, in accordance with the Staff’s comment. The Company expects that this disclosure would supplement and/or replace certain of the disclosure regarding the facility included in previously filed Exchange Act reports.

Equipment Financing and Sale of Notes and Trade Receivables. The Company maintains an internal financing organization to originate and administer promissory notes for financing of equipment purchases primarily for laundromats. These notes typically have terms ranging from Prime plus 1.0% to Prime plus 6.0% for variable rate notes and 8.0% to 14.5% for fixed rate notes. The Company sells its trade receivables and eligible notes

Ms. Jenn Do	4	January 15, 2010

receivables to third parties through a special-purpose bankruptcy remote entity designed to meet sale treatment under current generally accepted accounting principles in the United States of America. Accordingly, the Company derecognizes these receivables from its balance sheet at the time of sale.

On June 28, 2005, Alliance Laundry, through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Equipment Receivables 2005 LLC (“ALER 2005”), and a trust (a qualified special purpose entity), Alliance Laundry Equipment Receivables Trust 2005-A (“ALERT 2005A”), entered into a four year $330.0 million revolving credit facility (the “Old Asset Backed Facility”), backed by equipment loans and trade receivables originated by us. During the first four years of the Old Asset Backed Facility and through June 27, 2009, Alliance Laundry was permitted, from time to time, to sell its trade receivables and certain equipment loans to the special-purpose subsidiary, which in turn sold them to the trust. The trust financed the acquisition of the trade receivables and equipment loans through borrowings under the Old Asset Backed Facility in the form of funding notes, which were limited to an advance rate of approximately 95% for equipment loans and 60-70% for trade receivables. Funding availability for trade receivables was limited to a maximum of $60.0 million, while funding for equipment loans was limited to $330.0 million, less the amount of funding outstanding for trade receivables. Funding for the trade receivables and equipment loans was subject to certain eligibility criteria, including concentration and other limits, which are standard for transactions of this type.

On June 26, 2009, Alliance Laundry, through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Equipment Receivables 2009 LLC (“ALER 2009”), and a trust (a qualified special purpose entity), Alliance Laundry Equipment Receivables Trust 2009-A (“ALERT 2009A”), entered into a one year $330.0 million revolving credit facility (the “New Asset Backed Facility”), backed by equipment loans and trade receivables originated by us. Through June 25, 2010, the revolving period of the New Asset Backed Facility (the “Revolving Period”), Alliance Laundry is permitted, from time to time, to sell its trade receivables and certain equipment loans to the special-purpose subsidiary, which in turn will transfer them to the trust. The trust finances the acquisition of the trade receivables and equipment loans through borrowings under the New Asset Backed Facility in the form of funding notes, which are limited to an advance rate of approximately 85% for equipment loans and 55-65% for trade receivables. Funding availability for trade receivables is limited to a maximum of $60.0 million, while funding for equipment loans is limited to $330.0 million, less the amount of funding outstanding for trade receivables. Funding for the trade receivables and equipment loans is subject to certain eligibility criteria, including concentration and other limits, which are standard for transactions of this type. Provided no event of default or rapid amortization event has occurred and is continuing, the administrative agent and noteholders under the New Asset Backed Facility have the right to extend the termination date of the Revolving Period to June 25, 2011. After the Revolving Period, or June 25, 2011 if the Revolving

Ms. Jenn Do	5	January 15, 2010

Period is extended (or earlier in the event of a rapid amortization event or an event of default), the trust will not be permitted to request new borrowings under the New Asset Backed Facility and the outstanding borrowings will amortize over a period of up to nine years. As of December 31, 2009, the balance of variable funding notes due to lenders under the New Asset Backed Facility for equipment loans and trade receivables was $         million and $         million, respectively. For the twelve months ended December 31, 2009, we incurred fees of $         million in conjunction with the establishment of the New Asset Backed Facility. These fees are included in the “Securitization, impairment and other costs” line of the Consolidated Statements of Income.

Additional advances under the New Asset Backed Facility are subject to certain continuing conditions, including but not limited to: (i) covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment loans held by the trust; (ii) the absence of a rapid amortization event or event of default, as defined; (iii) our compliance, as servicer, with certain financial covenants; and (iv) no event having occurred which materially and adversely affects our operations.

The variable funding notes issued under the New Asset Backed Facility will commence amortization, and borrowings under the New Asset Backed Facility will cease prior to the end of the Revolving Period, or June 25, 2011 if the Revolving Period is extended, upon the occurrence of certain “rapid amortization events” which include: (i) a borrowing base shortfall exists and remains uncured; (ii) delinquency, dilution or default ratios on pledged receivables and equipment loans exceeding certain specified ratios in any given month; (iii) the days sales outstanding on receivables exceed a specified number of days; (iv) the occurrence and continuance of an event of default or servicer default under the New Asset Backed Facility, including but not limited to, as servicer, a material adverse change in our business or financial condition and our compliance with certain required financial covenants; and (v) a number of other specified events.

The risk of loss to the note purchasers under the New Asset Backed Facility resulting from default or dilution on the trade receivables and equipment loans is mitigated by credit enhancement, provided by us in the form of cash reserves, letters of credit and over-collateralization. All of the residual beneficial interests in the trust and cash flows remaining from the pool of receivables and loans after payment of all obligations under the New Asset Backed Facility will accrue to the benefit of Alliance Laundry. Except for the retained interests and amounts of the letters of credit outstanding from time to time as credit enhancement, the Company provides no support or recourse for the risk of loss relating to default on the assets transferred to the trust. The Company also retains the servicing rights and receives a servicing fee for the trade receivables and equipment loans sold, and we are paid an annual servicing fee equal to 1.0% of the aggregate balance of such trade receivables and equipment loans. Since the servicing fee adequately compensates the Company for the retained servicing rights, the Company

Ms. Jenn Do	6	January 15, 2010

does not record a servicing asset or liability. The servicing fee is recognized over the remaining terms of the trade receivables and equipment loans sold.

Under the New Asset Backed Facility, interest payments on the variable funding notes are paid monthly, at an interest rate equal to the noteholders’ applicable commercial paper rate plus a margin of 250 basis points for trade receivables and 300 basis points for equipment loans. If an event of default occurs, the otherwise applicable interest rate will be increased by an amount equal to 200 basis points per annum. Prior to a rapid amortization event or event of default, the lenders under the New Asset Backed Facility will also earn an unused facility fee of 0.75% of the unfunded portion of each lender’s commitment amount.

Upon sale of the equipment notes and trade receivables to the special-purpose subsidiary, we retain rights, in a subordinated capacity, to the residual portion of cash flows, including interest earned, from the trade receivables and equipment notes sold, and the present value of estimated proceeds from a cash reserve account. This retained beneficial interest is recorded at its estimated fair value at the balance sheet date. In determining the gain or loss on sales of note receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained, based on their relative fair values. The Company generally estimates the fair values of its retained interests based on the present value of expected future cash flows to be received, using its best estimate of key assumptions, including credit losses, prepayment rates, interest rates and discount rates commensurate with the risks involved. The retained beneficial interest is accounted for as a trading security and unrealized gains and losses resulting from changes in the estimated fair value of retained interests are recorded in income.

The estimated fair value of Alliance Laundry’s beneficial interests in the accounts receivable and notes sold to ALER 2009 are based on the amount and timing of expected distributions to Alliance Laundry as the holder of the trust’s residual equity interests. Such distributions may be substantially deferred or eliminated, and result in an impairment of our residual interests, if repayment of the variable funding notes issued by ALERT 2009A are accelerated upon an event of default or rapid amortization event described above.

In connection with the establishment of the New Asset Backed Facility, Alliance Laundry, through its special-purpose subsidiaries, repurchased and simultaneously resold the assets held by the Old Asset Backed Facility to the New Asset Backed Facility. Due to the decreases in the advance rate from 95% to 85% for equipment loans and from 60-70% to 55-65% for trade receivables, the Company made a cash payment to the trust of approximately $31.2 million upon establishment of the New Asset Backed Facility. This amount initially increased the Company’s retained beneficial interest, prior to any fair value adjustments. In addition, as discussed above, under the New Asset Backed Facility, interest payments on the variable funding notes are paid monthly, at an interest rate equal to the noteholders’ applicable commercial paper rate plus a margin of

Ms. Jenn Do	7	January 15, 2010

300 basis points for equipment loans and 250 basis points for trade receivables as compared to 1-month LIBOR plus a margin of 1.1% (including the cost of insurance) for both equipment loans and trade receivables under the Old Asset Backed Facility, representing a 240 basis point and 190 basis point increase, respectively, in the cost of funds for borrowings under the New Asset Backed Facility established in the current year.

As indicated above, the Company generally estimates the fair values of its retained interests based on the present value of expected future cash flows to be received, using its best estimate of key assumptions, including credit losses, prepayment rates, interest rates and discount rates commensurate with the risks involved. In determining the fair value of its retained interests at June 30, 2009, the Company reduced the estimated fair value of its retained interests by $13.6 million. Approximately $8.4 million of this mark-to-market adjustment related to the increase in the cost of funds for borrowings under the New Asset Backed Facility as the increase reduced the residual future cash flows to the Company. The remaining $5.2 million primarily related to a fair value adjustment surrounding the decreases in the advance rates. The combination of the cash payment made by the Company due to the decrease in advance rates and the unfavorable mark-to-market adjustment discussed above, and a $3.2 favorable adjustment to beneficial retained interest over the first six-months of fiscal 2009, which represents normal activity plus mark-to-market activity, resulted in an increase of approximately $20.8 million to the retained beneficial interest for equipment notes and trade receivables at June 30, 2009 as compared to December 31, 2008. Other key economic assumptions used in valuing the retained interests at June 30, 2009 were as follows:

Average prepayment speed (per annum):	20.0%
Expected credit losses (per annum):	1.0%
Residual cash flows discounted at:	12.5%

This mark-to-market adjustment is reflected in the “Equipment financing, net” line of the Consolidated Statements of Income.

At December 31, 2009, our retained beneficial interests in trade accounts receivable sold to ALER 2009 was $             million and our estimated fair value of retained beneficial interests in notes sold was $             million. For a further discussion of our off-balance sheet arrangements, including the New Asset Backed Facility, reference should be made to Notes      and      to the consolidated financial statements.

In June 2009, the FASB issued an accounting standard relating to the consolidation of variable interest entities and an accounting standard relating to the accounting for transfers of financial assets. The accounting guidance for variable interest entities eliminates the scope exception for qualified special purpose entities (“QSPEs”) as the accounting guidance for transfers of financial assets eliminated the concept of QSPEs. In addition, the accounting guidance relating to the transfers of financial assets requires

Ms. Jenn Do	8	January 15, 2010

more information about transfers of financial assets where companies have continuing exposure to the risk related to transferred financial assets. In addition to eliminating the concept of QSPEs, this guidance changes the requirements for derecognizing financial assets and requires additional disclosure about a company’s involvement in variable interest entities. We adopted the new accounting guidance on January 1, 2010.

In evaluating the above accounting standards, the Company first evaluated if the trust should be consolidated under the variable interest entity guidance as this guidance now includes QSPEs within its scope. Under the new variable interest entity guidance, the Company has concluded the following:

•

The trust is a variable interest entity as the equity investors at risk do not have the power to direct the activities that most significantly impact the trust’s economic performance. Rather, the servicer, through its rights in the servicing contract, has that power and the equity holders at risk do not have the right to remove the servicer. In addition, no one party has the right to remove the Company as servicer.

•

The Company holds variable interests in the trust, primarily through the retained beneficial interests and credit enhancements. These interests provide the Company with the obligation to absorb losses and receive benefits that could be potentially significant to the trust as the risk of loss to the note purchasers under the New Asset Backed Facility resulting from default or dilution on the trade receivables and equipment loans is protected by the credit enhancements, which is provided by the Company in the form of cash reserves, letters of credit and over-collateralization.

Based on the above, the Company has concluded that it is the primary beneficiary of the trust as (1) it has the power to direct the activities of the trust that most significantly impact the trust’s economic performance and (2) it has the obligation/right to absorb losses/receive benefits that could potentially be significant to the trust. As a result, the Company will be required to consolidate the trust in accordance with its adoption of the new variable interest entity guidance on January 1, 2010, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending March 31, 2010.

Under the new variable interest entity accounting guidance, the Company will initially measure the assets, liabilities, and non-controlling interests of the trust at their carrying amounts. Carrying amounts refer to the amounts at which the assets, liabilities, and non-controlling interests would have been carried at in the consolidated financial statements if this guidance had been effective when the Company first met the conditions of being the primary beneficiary. The Company is in the process of determining the

Ms. Jenn Do	9	January 15, 2010

financial statement impacts of consolidating the trust, which currently has assets of approximately $             million and third party notes of $             million. The impact of consolidating the carrying values of the assets and liabilities of the trust will be recorded as a cumulative effect adjustment to retained earnings. After the adoption of the new accounting guidance, the Company’s future transfers of equipment notes and trade receivables to the trust will no longer be recognized in the consolidated financial statements. Accordingly, no gains/losses upon sale will be recognized. The consolidation of the trust will not have a significant impact on the Company’s compliance with its debt covenants as the existing covenant calculations exclude the effects of the New Asset Backed Facility.

As indicated above, provided no event of default or rapid amortization event has occurred and is continuing, the administrative agent and noteholders under the New Asset Backed Facility have the right to extend the termination date of the Revolving Period to June 25, 2011 upon a request by ALERT 2009A and will inform ALERT 2009A at least thirty (30) days prior to the termination date whether such date is extended. The Company is currently evaluating its options with respect to this facility.

*    *    *    *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Forms 10-Q and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (920) 748-1634 should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Bruce Rounds Bruce Rounds

CC:	Terence O’Brien (Securities and Exchange Commission)
Matthew E. Kaplan (Debevoise & Plimpton LLP)
Anthony J. Fuerst (PricewaterhouseCoopers LLP)